Exhibit 99.1

Media Relations Contacts
Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands
Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Investor Relations Contacts
Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA
Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML reports first-quarter sales and gross margin in line with guidance
Strong Q2 outlook underpinned by 10 nanometer logic ramp

VELDHOVEN, the Netherlands, April 20, 2016 - ASML Holding N.V. (ASML) today publishes its 2016 first-quarter results.

•	Q1 net sales of EUR 1.33 billion, gross margin 42.6 percent

•	ASML guides Q2 2016 net sales at approximately EUR 1.7 billion and a gross margin of around 42 percent

(Figures in millions of euros unless otherwise indicated)	Q4 2015	Q1 2016
Net sales	1,434	1,333
...of which service and field option sales	553	477

Other income (Co-Investment Program)	21	23

New systems sold (units)	32	28
Used systems sold (units)	5	5
Average Selling Price (ASP) of net system sales	23.8	25.9

Net bookings	1,184	835
Systems backlog	3,184	3,018

Gross profit	660	568
Gross margin (%)	46.0	42.6

Net income	292	198
EPS (basic; in euros)	0.68	0.46

End-quarter cash and cash equivalents and short-term investments	3,409	3,138

A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"Our first-quarter net sales and gross margin met our guidance. We expect our second-quarter net sales to increase substantially from the first quarter, as our leading-edge logic customers begin to ramp the 10 nanometer node. Simultaneously, we see continued investment in earlier nodes, notably in the 28 nanometer node," ASML President and Chief Executive Officer Peter Wennink said.

"We continued the rollout of our latest immersion lithography system, the TWINSCAN NXT:1980, with the systems being ramped into production, as well as of our newest metrology system, the YieldStar 350E.

"Our next-generation technology, Extreme Ultraviolet (EUV) lithography, is continuing to make progress to manufacturing readiness. In the past three months, we again demonstrated improved productivity and availability. Our customers presented a wealth of EUV results at the SPIE Advanced Lithography conference that demonstrated significant progress, and they indicated an increased confidence in EUV for manufacturing insertion," Wennink said.

Product and Business Highlights

•
In Deep Ultraviolet (DUV) lithography, we shipped six TWINSCAN NXT:1980 systems in the quarter. The NXT:1980 rapidly reached productivity of more than 4,000 wafers per day, demonstrating the maturity of our latest NXT platform.

•
In Holistic Lithography, we started rolling out our YieldStar 350E integrated metrology system. YieldStar enables highly accurate metrology for subsequent analysis in ASML’s Holistic Lithography software, which allows customers to control leading-edge production processes for increased yield.

•
In Extreme Ultraviolet (EUV) lithography, we achieved productivity of more than 1,350 wafers per day, bringing us closer to our 1,500 wafer per day target for 2016. Separately, three customer systems showed availability of more than 80 percent on average for four weeks. We shipped one NXE:3350B system in Q1.

Outlook
For the second-quarter of 2016, ASML expects net sales at approximately EUR 1.7 billion, a gross margin of around 42 percent, R&D costs of about EUR 270 million, other income of about EUR 23 million -- which consists of contributions from participants of the Customer Co-Investment Program --, SG&A costs of about EUR 90 million and an effective annualized tax rate of around 12 percent.

Our second-quarter net sales guidance includes about EUR 110 million sales for two EUV systems. In accordance with applicable accounting standards we can only recognize part of the system revenue but must recognize the full cost. Together with the initially low profitability of early EUV systems, this has an expected negative impact of 5 percentage points on the gross margin.

Update Share Buyback Program
As part of ASML's financial policy to return excess cash to shareholders through dividends and regularly timed share buyback programs, ASML in January 2016 announced its intention to purchase up to EUR 1.5 billion of shares to be executed within the 2016-2017 time frame. ASML intends to cancel the shares upon repurchase.
Through April 3, 2016, ASML has acquired 2.7 million shares under this program for a total consideration of EUR 223 million. The repurchased shares will be canceled.
The share buyback program will be executed within the limitations of the existing authority granted by the AGM on April 22, 2015 and of the authority granted by future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands.We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of April 3, 2016, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended April 3, 2016 as presented in this press release are unaudited.

Regulated Information
This press release constitutes regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry and expected customer demand for particular nodes, expected trends,  expected levels of service sales, systems backlog, expected financial results for the second quarter of 2016, including expected sales, other income, gross margin, R&D and SG&A expenses and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by end of decade, productivity of our tools and systems performance, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends and business environment, statements with respect to expected system shipments, including the number of EUV systems expected to be shipped and timing of shipments and recognition in revenue and other EUV targets (including availability, productivity and shipments) and roadmaps, shrink being key driver to industry growth, expected industry adoption of EUV, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, goals for holistic lithography, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.